FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Grant of Conditional Share Awards under GlaxoSmithKline Share Plans

Conditional Share Awards
On 28 February 2013 the Company granted conditional share awards to Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) under the GlaxoSmithKline 2009 Performance Share Plan and the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

2009 Performance Share Plan
The 2009 Performance Share Plan (PSP) was approved by shareholders on 20 May 2009, and allows a performance-related opportunity to be provided in the form of conditional awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the PSP, conditional performance dependent awards are granted for a specific number of Ordinary Shares or American Depositary Shares (ADS), and the percentage of awards ultimately vesting is dependent on the level of achievement of performance measures set by the Committee.

The PSP awards made on 28 February 2013 are based on four equally weighted performance measures (Performance Measures):

Key strategic priorities	Performance Measure	% of each award
Deliver value to shareholders	Total Shareholder Return (TSR)	25
Simplify the operating model	Adjusted free cash flow	25
Deliver more products of value	Research & Development (R&D) new product performance	25
Grow a diversified global business	Business diversification performance	25

The performance period for the awards is three years from 1 January 2013 to 31 December 2015.

TSR measure:-
25% of each conditional award is based on relative TSR.  This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of 10 companies including the Company). The amended vesting schedule (reflecting the demerger of Abbott Laboratories) is based on preserving 30% vesting for achieving median performance.  However, in a group of 10 companies, the median (position 5.5) falls between two companies. Therefore, 0% will vest if the Company's TSR is ranked 6th and 44% will vest if its TSR is ranked 5th, ie above median, in the comparator group.

The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow measure:-
25% of each conditional award is based on adjusted free cash flow. The adjusted free cash flow performance threshold for these awards is £14.06 billion, where vesting for this element of each award will be at 25%, at £14.49 billion 50% will vest, at £15.94 billion 75% will vest, and there will be full vesting for this element of the award at £16.66 billion. Below £14.06 billion, none of this element will vest.

R&D new product measure
25% of each conditional award is based on R&D new product performance.  Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

Business diversification measure
25% of each conditional award is based on the business diversification measure.  Due to commercial sensitivity, the Remuneration Committee has decided that the business diversification target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 114% of the set threshold.  Below the set threshold, none of this element will vest.

To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

The Executive Directors or PDMRs in the tables below were each granted a conditional award under the terms of the PSP. Awards granted are of Ordinary Shares or ADS. The table below shows the number of Ordinary Shares or ADS which can potentially vest in respect of this incentive opportunity.

Dividends will accrue on the conditional award of Ordinary Shares or ADS during the performance period, but only vest to the extent that the awards themselves vest at the end of the relevant performance period. These dividends are not included in the figures below.

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	48,152	109,436
Mr S Dingemans*	Nil	21,187	48,153
Mr S Bicknell	Nil	4,630	10,522
Mr R Connor	Nil	9,078	20,632
Mr M Dunoyer	Nil	5,371	12,207
Mr A Hussain	Nil	18,157	41,265
Mr D Redfern	Nil	6,960	15,818
Ms C Thomas	Nil	9,835	22,352
Mr P Thomson	Nil	4,690	10,660
Dr P Vallance	Nil	21,183	48,143
Ms E Walmsley	Nil	12,105	27,510
Mr C Weber	Nil	4,325	9,829
ADS
Dr M Slaoui*	Nil	14,687	33,380
Ms D Connelly	Nil	6,083	13,824
Mr W Louv	Nil	4,308	9,792
Mr D Troy	Nil	9,194	20,894
* denotes an Executive Director

	Number of Ordinary Shares/ADS potentially vesting in respect of the other three elements of the award subject to the adjusted free cash flow, R&D new product and business diversification measures
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	82,077	328,308
Mr S Dingemans*	Nil	36,115	144,460
Mr S Bicknell	Nil	7,892	31,568
Mr R Connor	Nil	15,474	61,898
Mr M Dunoyer	Nil	9,156	36,623
Mr A Hussain	Nil	30,949	123,796
Mr D Redfern	Nil	11,864	47,455
Ms C Thomas	Nil	16,764	67,056
Mr P Thomson	Nil	7,995	31,980
Dr P Vallance	Nil	36,107	144,429
Ms E Walmsley	Nil	20,633	82,531
Mr C Weber	Nil	7,372	29,488
ADS
Dr M Slaoui*	Nil	25,035	100,141
Ms D Connelly	Nil	10,368	41,473
Mr W Louv	Nil	7,344	29,376
Mr D Troy	Nil	15,671	62,684
* denotes an Executive Director

Subject to the below qualification regarding the award to Sir Andrew Witty, the vesting date for these conditional awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been achieved or such other later date as determined by the Remuneration Committee.

In the case of the award to Sir Andrew Witty, the vesting date for 75% of the overall award will be as set out above.  The remaining 25% of the award will be subject to an additional vesting period of two years following the end of the performance period, during which the relevant Ordinary Shares would be forfeited in the event that Sir Andrew Witty was terminated for cause.

All of the above conditional awards were made on 28 February 2013 and were determined, in accordance with the PSP rules, using an Ordinary Share price of £14.54, being the closing middle market value on the London Stock Exchange and an ADS price of US$44.27, the closing price quoted on the New York Stock Exchange on 27 February 2013.

2009 Deferred Annual Bonus Plan
The 2009 Deferred Annual Bonus Plan (DABP) was approved by shareholders on 20 May 2009, and allows a performance related opportunity to be provided in the form of conditional awards to be made to eligible employees.  All Executive Directors and Corporate Executive Team (CET) members are eligible to participate in the DABP.

Participants may choose to invest up to 50% of any bonus earned into shares (Deferred Bonus Award).

The Company will match Ordinary Shares or ADS up to one-for-one depending on the achievement of performance measures (Matching Award).  The performance measures, vesting schedules and performance period for the Matching Award will be the same as for the PSP awards described above.

The awards of Deferred and Matching shares have been granted as nil-cost options over Ordinary Shares for UK-based pre-tax participants and conditional awards over ADS for US pre-tax participants. The percentage of Matching shares ultimately vesting will be dependent on the achievement of the performance measures.

Dividends accrue on the Deferred shares during the performance period.

Dividends also accrue on the conditionally awarded Matching shares during the performance period, but will only vest to the extent that the Matching shares themselves vest at the end of the relevant performance period. These dividends are not included in the figures below.

The following individuals have chosen to invest their bonus in the DABP in respect of the 2012 bonus that they have earned on a gross or pre-tax basis. The following awards are gross of tax.The post-tax DABP awards will be the subject of a separate announcement following the date of the bonus payment:

Deferred Bonus Awards

	Number of Ordinary Shares/ADS potentially vesting in respect of the Deferred Bonus Award (N.B. One ADS represents two Ordinary Shares)
	Number of Ordinary Shares subject to Deferred Bonus Award	Number of ADS subject to Deferred Bonus Award

Sir Andrew Witty*	31,114
Mr S Dingemans*	11,783
Dr M Slaoui*		15,859
Mr R Connor	4,878
Mr M Dunoyer	4,688
Mr W Louv		3,236
Mr D Redfern	6,576
Mr P Thomson	932
Mr D Troy		6,014
Dr P Vallance	20,708
Ms E Walmsley	12,630
* denotes an Executive Director

Matching Awards subject to TSR measure

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the Matching Award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	3,423	7,778
Mr S Dingemans*	Nil	1,296	2,946
Mr R Connor	Nil	537	1,219
Mr M Dunoyer	Nil	516	1,172
Mr D Redfern	Nil	723	1,644
Mr P Thomson	Nil	103	233
Dr P Vallance	Nil	2,278	5,177
Ms E Walmsley	Nil	1,389	3,157
ADS
Dr M Slaoui*	Nil	1,744	3,965
Mr W Louv	Nil	356	809
Mr D Troy	Nil	662	1,503
* denotes an Executive Director

Matching Awards subject to other performance measures

Number of Ordinary Shares/ADS potentially vesting in respect of the other three elements of the Matching Award subject to the adjusted free cash flow, R&D new product and business diversification measures
(N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	5,834	23,336
Mr S Dingemans*	Nil	2,209	8,837
Mr R Connor	Nil	915	3,659
Mr M Dunoyer	Nil	879	3,516
Mr D Redfern	Nil	1,233	4,932
Mr P Thomson	Nil	175	699
Dr P Vallance	Nil	3,883	15,531
Ms E Walmsley	Nil	2,368	9,473
ADS
Dr M Slaoui*	Nil	2,974	11,894
Mr W Louv	Nil	607	2,427
Mr D Troy	Nil	1,128	4,511
* denotes an Executive Director

The vesting date for these conditional awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance measures have been achieved or such other later date as determined by the Remuneration Committee. There is no additional holding period for any part of the awards beyond the three-year performance period.

All of the above conditional awards were made on 28 February 2013. The awards made were determined, in accordance with the 2009 DABP rules, using an Ordinary Share price of £14.54, the closing middle market value on the London Stock Exchange and an ADS price of US$44.27, the closing price quoted on the New York Stock Exchange on 27 February 2013.

The Company, Executive Directors and PDMRs were advised of these transactions on 4 March 2013.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 05, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc